Exhibit 99.2

TEXTAINER GROUPHOLDINGS LIMITED
Incorporated in Bermuda
Company number: EC18896
NYSE share code: TGH
JSE share code: TXT
ISIN: BMG8766E1093
LEI: 529900OHEYRATAFMIT89
(“Textainer” or “the Company”)

FINALISATION ANNOUNCEMENT

Shareholders are referred to the “Results of the Special Meeting” released on SENS earlier today,
23 February 2024 (“Results Announcement”). Unless otherwise defined herein, the words and expressions contained below shall have the same meanings as assigned to them in the Results Announcement and Proxy Statement.

In this regard, Shareholders are advised that all conditions to the Closing have been fulfilled or waived, other than those conditions that by their nature are to be satisfied at Closing, as outlined in the Merger Agreement, including an absence of any Company Material Adverse Effect.

Accordingly, subject to the satisfaction of all remaining conditions to the Closing as described above, the remaining salient dates are currently anticipated to be as follows:

EVENT	2024(1)
Last day for transfers between NYSE and JSE registers (2)	February 26
Announcement of the USD/Rand Exchange Rate on the JSE (3)	March 8
Last Day to Trade Company Common Shares on the JSE register	March 8
Company Common Shares suspended on JSE trading system (from commencement of trading)	March 11
Record Date for payment of holders of Company Common Shares on the JSE register	March 13
CLOSING DATE (JSE PAYMENT DATE) (4)	March 14
Process for the delisting of Company Common Shares on the JSE commences (5)	March 14
NYSE to file delisting application (Form 25) with the SEC	March 14
NYSE delisting application for Company Common Shares becomes effective (6)	March 25

Notes

1.
The indicative dates included in this timetable could change under certain circumstances. Any changes to the indicative dates will be announced on SENS and published in a South African business newspaper to the extent required.
2.
Number of Company Common Shares on the JSE register becomes certain after this date.
3.
The USD/Rand Exchange Rate will be announced by Parent on SENS (and, to the extent required, a South African business newspaper) by 11:00 a.m. South Africa time on the Last Day to Trade.
4.
Payment of holders of Company Common Shares on the JSE register in Rand via the Strate system.
5.
The JSE will be advised that the Company no longer meets the JSE's public shareholder spread requirements and the JSE will consequently take steps to delist the Company Common Shares in terms of paragraph 1.12 of the JSE Listings Requirements.
6.
NYSE delistings are generally effective 10 calendar days from the day the Form 25 is filed. The exact date of the delisting of the Company Common Shares from the JSE will be released in due course.

Bermuda

23 February 2024

Sponsor: Investec Bank Limited